This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated September 16, 2024 and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other applicable laws of such jurisdiction or any administrative or judicial action pursuant thereto. Merger Sub (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Company Common Stock pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Company Common Stock in that state. In those jurisdictions where the securities, blue sky or other applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Squarespace, Inc.
at
$46.50 Per Share in Cash
Pursuant to the Offer to Purchase Dated September 16, 2024
by
Spaceship Group MergerCo, Inc.
a wholly owned subsidiary of
Spaceship Purchaser, Inc.

Spaceship Group MergerCo, Inc. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Spaceship Purchaser, Inc. ("Parent"), a Delaware corporation, is offering to purchase all of the outstanding shares of common stock of Squarespace, Inc., a Delaware corporation ("Squarespace"), consisting of (1) Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), (2) Class B Common Stock, par value $0.0001 per share ("Class B Common Stock") and (3) Class C Common Stock, par value $0.0001 per share ("Class C Common Stock" and the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, collectively, the "Shares"), at a purchase price of $46.50 per Share (the "Offer Price"), paid to each seller in cash, without interest and subject to deduction for any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2024 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related letter of transmittal (together with any amendments or supplements thereto, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Merger Sub intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 PM, NEW YORK CITY TIME, ON OCTOBER 11, 2024, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Offer is conditioned upon: (i) there having been validly tendered and not validly withdrawn the number of Shares that, together with any Owned Company Shares, as defined in the Merger Agreement (as defined below), equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares, (ii) the number of Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, as defined in the Merger Agreement (as defined below) and validly tendered and not validly withdrawn, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, (iii) the number of shares of Class B Common Stock validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, together with any Class B Common Stock constituting Owned Company Shares, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Class B Common Stock, and (iv) the number of shares of Class A Common Stock validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, together with any Class A Common Stock constituting Owned Company Shares, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Class A Common Stock in each case as of the Expiration Time, but excluding any shares of Company Common Stock held in treasury by the Company as of the expiration of the Offer or any other shares of Company Common Stock acquired by the Company prior to the expiration of the Offer (including any shares of Company Common Stock acquired in connection with Tax withholding or payment of the exercise price for the exercise of Company Options, Company PSUs or Company RSUs) (collectively, the "Minimum Condition"). The Offer is also subject to the other conditions described in the Offer to Purchase.

The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger dated as of September 9, 2024 (the "Merger Agreement"), by and among Parent, Merger Sub and Squarespace. The Merger Agreement provides, among other things, that after consummation of the Offer, Merger Sub will merge with and into Squarespace (the "Merger") in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), with Squarespace continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than (i) Owned Company Shares and (ii) Dissenting Company Shares (as defined in the Merger Agreement) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to deduction for any required tax withholding. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Special Committee has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and the Unaffiliated Company Stockholders; (ii) recommended to the Company Board that it approve the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Unaffiliated Company Stockholders accept the Offer and tender their shares of Company Common Stock (collectively, the "Special Committee Recommendation"), which Special Committee Recommendation had not been withdrawn, rescinded or modified in any way as of the date of the Offer.

The Board of Directors of Squarespace has unanimously acting upon the recommendation of the Special Committee, (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and the Company Stockholders; (ii) approved the Merger Agreement and the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and conditions set forth therein; and (iii) recommended that the Company Stockholders accept the Offer and tender their shares of Company Common Stock.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not properly withdrawn prior to one minute following 11:59 p.m. (New York City time) October 11, 2024 (or any later time to which Merger Sub, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the "Expiration Date")). If, on the scheduled Expiration Date, any condition to the Offer has not been satisfied or waived by Parent or Merger Sub, and if the Merger Agreement has not been terminated pursuant to its terms, Merger Sub may extend the Offer on up to three (3) occasions for an additional period of up to 10 business days per extension (or such longer period as the parties to the Merger Agreement may mutually agree in writing). If, as of the applicable Expiration Date, all of the conditions to the Offer are satisfied or have been waived, other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer and the full amount of the debt financing necessary for Merger Sub to make payments required by the Merger Agreement and Offer has not been funded and will not be available to be funded at such time, then Merger Sub shall have the right to extend the Offer for one (1) period of up to five (5) business days, so long as such extension would not result in the Offer being extended beyond the third (3rd) business day immediately preceding May 12, 2025 (the "Termination Date"). The Merger Agreement also provides that in no event shall Merger Sub (A) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) the Termination Date (as applicable, the "Extension Deadline") or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Squarespace.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

Merger Sub reserves the right to at any time, (i) increase the Offer Price and/or (ii) waive any condition of the Offer or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of Squarespace (acting upon the prior approval or recommendation of the Special Committee): (A) the Minimum Condition may not be amended or waived, (B) Merger Sub shall not decrease the Offer Price and (C) no change may be made to the Offer that (1) changes the form of consideration to be delivered by Merger Sub pursuant to the Offer, (2) decreases the number of Shares sought to be purchased by Merger Sub in the Offer, (3) imposes additional conditions or requirements to the Offer, (4) except as otherwise contemplated by the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date of the Offer, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects any holder of Shares or that would, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer or the Merger, or (6) provide any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act.

In order to tender Shares in the Offer, a stockholder must (i) complete and sign the Letter of Transmittal according to its instructions and deliver the Letter of Transmittal, together with any required signature guarantees, and, in the case of certificated Shares, the certificates representing the tendered Shares and any other documents required by the Letter of Transmittal to the Depositary or (ii) in the case of non-certificates Shares held in a book-entry (if any) (such Shares, "Book-Entry Shares"), follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. If Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, a tendering stockholder must contact such person and instruct such person to tender such Shares. **Merger Sub is not providing for guaranteed delivery procedures.** Therefore, holders of Shares must allow sufficient time for the necessary tender procedures to be completed prior to one minute following 11:59 p.m., Eastern time, on the Expiration Date.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment tendered Shares when, as and if Merger Sub gives oral or written notice of Merger Sub's acceptance to the Depositary. Merger Sub will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders. **Under no circumstances will Merger Sub pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.**

In all cases, Merger Sub will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares (except in the case of Book-Entry Shares) or, in the case of Book-Entry Shares, confirmation of book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of Book-Entry Shares, confirmation of a book-entry transfer of such Shares in to the Depositary's account at The Depository Trust Company and (iii) any other documents required by the Letter of Transmittal.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Merger Sub has not accepted for payment Shares tendered pursuant to the Offer by November 15, 2024, which is the 60th day after the date of the commencement of the Offer, at any time after such date until Merger Sub accepts such Shares for payment, in each case by complying with the procedures set forth below.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

All stockholders should consult their own tax advisors about the tax considerations to such stockholders of tendering Shares pursuant to the Offer, or receiving payment for Shares pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Squarespace has provided to Merger Sub its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, Merger Sub will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to Okapi Partners LLC, the information agent for the Offer (the "Information Agent"), at its telephone numbers or e-mail address set forth below and will be furnished promptly at Merger Sub's expense. Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

OKAPI PARTNERS

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036

Stockholders may call toll free: (877) 285-5990
Banks and Brokers may call collect: (212) 297-0720

E-mail: info@okapipartners.com

September 16, 2024